

August 24, 2020

Janet H. Zelenka
Chief Financial Officer
Stericycle, Inc.
2355 Waukegan Road
Bannockburn, IL 60015

> **Re: Stericycle, Inc.**
> **Form 10-K for the Fiscal Year Ended December 31, 2019**
> **Form 10-Q for the Fiscal Quarter Ended June 30, 2020**
> **File No. 001-37556**

Dear Ms. Zelenka:

We have limited our review of your filing to the financial statements and related disclosures and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

After reviewing your response to this comment, we may have additional comments.

Form 10-Q for the Fiscal Quarter Ended June 30, 2020

Part I - Financial Information
Item 1. Financial Statements (Unaudited)
Note 3 - Restructuring, Divestitures, and Impairments, page 14

1. We note you completed the sale of all outstanding equity interests of your Domestic Environmental Solutions business on April 6, 2020 and identified the disposal group as held-for-sale as of March 31, 2020. In your Form 10-K for the fiscal year ended December 31, 2019, you disclose this business generated revenue of $559.6 million, including approximately $100 million related to the retained business, and had approximately 2,000 employees and 60 locations in North America. Please tell us what consideration you gave to presenting this divestiture as a discontinued operation in accordance with ASC 205-20-45 for the quarter ended June 30, 2020.

Janet H. Zelenka
Stericycle, Inc.
August 24, 2020
Page 2

      In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

      You may contact Brian McAllister at (202) 551-3341 or Myra Moosariparambil at (202) 551-3796 with any questions.

      Sincerely,

      Division of Corporation Finance
      Office of Energy & Transportation